UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

LOOKSMART, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

543442503

(CUSIP Number)

Joseph J. D'Ambrosio
Ibis Management, LLC
600 Madison Ave, 16th Floor
New York, New York 10022
(212) 399-4290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543442503
1. Names of Reporting Persons. Ibis Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0%
14. Type of Reporting Person (See Instructions) OO/IA

CUSIP No. 543442503
1. Names of Reporting Persons. Joseph J. D'Ambrosio
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0%
14. Type of Reporting Person (See Instructions) IN/HC

This Amendment No. 1 reflects changes to the information in the Schedule 13D relating to the subject class of securities filed April 5, 2011 by the reporting person(s) with the Commission (the "Initial Schedule 13D Filing" and, as amended, this "Schedule 13D").  Each capitalized and other term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Initial Schedule 13D Filing.  Except as otherwise provided herein, each Item of the Initial Schedule 13D Filing remains unchanged.

Item 2. Identity and Background.

Item 2 of the Initial Schedule 13D Filing is hereby amended and restated in its entirety as follows:

"This statement is jointly filed by and on behalf of Ibis Management, LLC and Joseph J. D'Ambrosio.

Ibis Management acts as an investment adviser and/or manager to other persons and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons.  The principal business of Ibis Management is serving as an investment adviser and/or manager to other persons.

Mr. D'Ambrosio is the President and managing member of Ibis Management and may be deemed to control, and beneficially own securities owned or held by, Ibis Management.  The present principal occupation of Mr. D'Ambrosio is serving as the President of Ibis Management.

The address of the principal office or business address, as applicable, of each reporting person is 600 Madison Ave, 16th Floor, New York, New York 10022.

The citizenship or place of organization, as applicable, of each reporting person is stated in Item 6 on such person's cover page hereto.  No reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.  No reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such person was a party during the last five years.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or (g) of the Act, including with each other reporting person (if any) and other person named herein (if any) by reason of the relationships among such persons described herein (if any) and/or other persons as a result of relationships with such persons.  As a result of such relationships, each reporting person may be deemed to directly or indirectly (through contract, arrangement, understanding, relationship, or otherwise) share voting power and investment power (including dispositive power) with respect to (and/or otherwise beneficially own) securities owned or held by each other reporting person.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, a member of any group with respect to the issuer or any securities of the issuer.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement."

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Initial Schedule 13D Filing is hereby amended and restated in its entirety as follows:

"(c)             Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting person(s) are described in Exhibit 99.1 hereto.  Except as described in Exhibit 99.1 hereto or otherwise described herein, no transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.

The information required to be provided by Item 5(c) of Schedule 13D in this statement is provided in Exhibit 99.1 hereto or otherwise herein.  The information in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item."

Item 5(e) of the Initial Schedule 13D Filing is hereby amended and restated in its entirety as follows:

"(e)             Each reporting person ceased to be the beneficial owner of more than five percent of the class of securities on June 30, 2011."

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D Filing is hereby amended and restated in its entirety as follows:

Each exhibit described below is filed as an exhibit hereto as follows:

Exhibit	Description
24.1	Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to the Initial Schedule 13D Filing)
99.1	Additional Transaction Information (furnished herewith)

Remainder of Page Intentionally Left Blank.  Signature Page(s) to Follow.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ibis Management, LLC

By:	/s/ Joseph J. D'Ambrosio
Name:	Joseph J. D'Ambrosio
Title:	Managing Member
Date:	July 13, 2011

Joseph J. D'Ambrosio

By:	/s/ Joseph J. D'Ambrosio
Name:	Joseph J. D'Ambrosio
Date:	July 13, 2011

Remainder of Page Intentionally Left Blank.  Exhibit Index to Follow.

EXHIBIT INDEX

Exhibit	Description
24.1	Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to the Initial Schedule 13D Filing)
99.1	Additional Transaction Information (furnished herewith)

Remainder of Page Intentionally Left Blank.  Exhibit(s) to Follow.